March 7, 1995


ATTN: FILER SUPPORT
Securities and Exchange Commission
6432 General Green Way
Alexandria, VA 22312

Gentlemen:

A paper copy of schedule 13-G was sent to the above address for the following company.

Watkins Johnson Co.

A check in the amount of $100 representing the appropriate filing fee was filed with Mellon Bank
(SEC Account # 910-8739).

Very truly yours,

Peter D. Lowenstein
Legal Counsel


cc:   New York Stock Exchange
      National Association of Securities Dealers
      Watkins Johnson Co.


Schedule 13G

1(a)       Name of Issuer:  Watkins Johnson Co..
1(b)       Address of Issuer's Principal executive offices
           3333 Hillview Avenue, Palo Alto, CA 93404
2(a)       Name of person filing:  Value Line, Inc.
2(b)       Address of principal business office:
           220 East 42nd Street, New York, NY
           10017
2(c)       Citizenship:  USA
2(d)       Title of class of securities:  Common Stock
2(e)       Cusip number:  942486107

3. The person filing this report is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

4(a) Value Line, Inc. is required to file as "beneficial owner" since it acts as investment adviser to the following investment companies and other clients, each of which owns the shares set forth after its name:

               The Value Line Fund, Inc................

               The Value Line Income Fund, Inc.........40000

               The Value Line Special Situations
                 Fund, Inc.............................

               Value Line Leveraged Growth
                 Investors, Inc........................

               Value Line Centurion Fund, Inc..........79000

               Value Line Strategic Asset
                 Management Trust......................

               Other clients...........................

               ........................................

               ........................................307800


                                   Total               426800

4(b)       Percent of class:  See page 2
4(c)       Power to vote and power to dispose:  See Page 2

5. If this statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, No.
          Ownership of more than 5% on behalf of another person: Not applicable

7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company: Not applicable


8. Identification and classification of members of the group: Not applicable

9.        Notice of Dissolution of group:  Not applicable

10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     The filing of this Schedule does not constitute a claim or admission of beneficial ownership.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date
March 2, 1995


Signature


Name/Title  David T. Henigson
            Vice President